Mail Stop 3030

                                                                 December 19,
2016

     Kevin A. Richardson, II
     Acting Chief Executive Officer
     SANUWAVE Health, Inc.
     3360 Martin Farm Road, Suite 100
     Suwanee, Georgia 30024

            Re:    SANUWAVE Health, Inc.
                   Amendment No. 1 to Registration Statement on Form S-1 Filed December 5, 2016
                   File No. 333-213774

     Dear Mr. Richardson:

            We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

     Calculation of Registration Fee

     1. We note your reference to other registration statements in the paragraph following the footnotes to your fee table. Please provide us a table that shows clearly which of each selling security holder's offered securities mentioned in your disclosure beginning on page 20 were registered for sale on each of the registration statements mentioned in that paragraph, and which are registered for sale by this registration statement. Ensure that the figures in the table that you provide in response to this comment are clearly reconcilable to the Selling Stockholders' section of this prospectus, the prospectus in each of the relevant prior registration statements, the numbers in the fee table of this registration statement, and the numbers in the paragraph following the footnotes to your fee table in this registration statement.
 Kevin A. Richardson, II
SANUWAVE Health, Inc.
December 19, 2016
Page 2

Where You Can Find More Information, page 62

2. If you are eligible and elect to incorporate information by reference pursuant to General
       Instruction VII of Form S-1, please specifically identify in your "incorporation by reference" disclosure in this prospectus each report filed pursuant to
Section 13(a) or
       15(d) of the Exchange Act since December 31, 2015. See Form S-1 Item 12(a)(2).

Exhibit 23.1

3. We note that the audit report on page F-19 of the prospectus is dated March 30, 2016, but the consent filed as Exhibit 23.1 refers to a report dated September 30, 2016. Please file a consent that references the report that has been included and incorporated in the prospectus.

       Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

                                                            Sincerely,

                                                            /s/ Russell Mancuso

                                                            Russell Mancuso
                                                            Branch Chief
                                                            Office of
Electronics and Machinery


cc:    John C. Ethridge, Jr., Esq.
       Smith, Gambrell & Russell, LLP